UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2014 (Report Number 3)

ALCOBRA LTD.

(Translation of registrant's name into English)

Amot Investment Building

2 Weizman St. 9th Floor

Tel Aviv 6423902 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Attached hereto and incorporated by reference herein is the registrant's press release issued on May 15, 2014.

The GAAP financial statements in this Form 6-K of ALCOBRA LTD. are incorporated by reference into the Registration Statement on Form S-8 (registration number 333-194875) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By	/s/ Dr. Yaron Daniely
Name: Dr. Yaron Daniely

Chief Executive Officer and President

Date: May 15, 2014

U.S. Investor Contacts	Media Inquiries	Israel Investor Contact:
LifeSci Advisors, LLC	Sam Brown, Inc.	Alcobra Investor Relations
Michael Rice	Mike Beyer	Debbie Kaye
646-597-6979	773-463-4211	+972-72 2204661
mrice@lifesciadvisors.com	mikebeyer@sambrown.com	debbie@alcobra-pharma.com

ALCOBRA ANNOUNCES FIRST QUARTER FINANCIAL RESULTS AND CORPORATE UPDATE

Tel Aviv, Israel – May 15, 2014 – Alcobra Ltd. (NasdaqGM: ADHD), an emerging biopharmaceutical company focused on the development of new medications to help patients with cognitive disorders, including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome, today announced its financial results for the first quarter ended March 31, 2014.

First Quarter Ended March 31, 2014 Financial Results:

•	Total operating expenses were $7.8 million, compared to $5.6 million last quarter and $0.3 million in the same quarter of 2013.
•	Research and development (“R&D”) expenses were $5.5 million for the first quarter of 2014, compared to $4.6 million in the previous quarter and $0.1 million for the first quarter of 2013. R&D expenses consist primarily of costs associated with the preclinical and clinical development of product candidates.
•	Pre-commercialization expenses were $0.5 million, which consists primarily of costs associated with market research and analysis as well as business development.
•	Net loss attributable to common shareholders per basic and diluted share was $0.57, compared to $0.45 last quarter and $0.05 in the same quarter of 2013.
•	Cash, cash equivalents and short-term deposits were $44.4 million at March 31, 2014.

First Quarter and Recent Highlights:

•	Received FDA clearance for a Phase 3 clinical trial of Metadoxine Extended Release (MDX) in adult ADHD and enrolled the first patient in the trial.
•	Received FDA clearance for a Phase IIb clinical trial of MDX in the treatment of adolescents and adults with Fragile X Syndrome.
•	Presented positive results from Phase IIb study of MDX in adults with predominantly inattentive ADHD (PI-ADHD) at the American Psychiatric Association (APA) annual meeting.
o	MDX produced a statistically significant improvement (p < 0.01) on the primary endpoint compared to placebo.
o	MDX was superior to placebo after a single dose while demonstrating a safety profile comparable to placebo.
•	Presented evidence of novel mechanism of action for MDX in cognitive disorders at the Society of Biological Psychiatry (SOBP) annual meeting.
o	Improvements in cognitive performance in animal models are consistent with MDX effects in human adults with ADHD.
o	Metadoxine has effects on neurotransmitters associated with attention, learning and memory, yet appears to work in a manner distinct from all currently approved ADHD medications.
o	Pharmacological activity of MDX clearly differs from the activity of either of its components administered alone or in combination.
•	Presented new findings on biomarkers in Fragile X and autism trials at the Autism Investment Conference (AIC) annual meeting.
•	Strengthened management with key appointments to senior leadership team:

o	Howard B. Rosen, formerly Vice President of Commercial Strategy at Gilead Sciences Inc., and President of ALZA Corporation, elected as Chairperson of Board of Directors.
o	David Baker, former Vice President of Commercial Strategy and New Business in Shire’s Neuroscience Business Unit, appointed as Chief Commercial Officer.
o	Dr. Tomer Berkovitz, former Executive Director in J.P. Morgan’s investment banking division, appointed as Chief Financial Officer.
•	Announced issuance of US patent covering MDX use for cognitive disorders.
•	Announced Alcobra shares uplisted to the Nasdaq Global Market from the Nasdaq Capital Market.

“In the first quarter and recent weeks, we achieved a number of important milestones related to our development of MDX for various cognitive disorders including ADHD and Fragile X Syndrome,” said Dr. Yaron Daniely, President and CEO of Alcobra. “We have also strengthened our leadership team with the appointments of Howie Rosen as Chairman of the Board, David Baker as Chief Commercial Officer and Dr. Tomer Berkovitz as Chief Financial Officer. As we have indicated, expenses have increased due to our aggressive efforts on executing and achieving our clinical development milestones. We are on track to report multiple data readouts in the second half of 2014 including clinical data from our Phase III adult ADHD study, our Phase II pediatric ADHD study, and our Phase II study in adolescents and adults with Fragile X Syndrome.”

Conference Call & Webcast

Thursday, May 15, 2014 @ 8:30am Eastern Time/5:30am Pacific Time

Domestic:	855-469-0611
International:	484-756-4341
Passcode:	43962198
Webcast:	www.alcobra-pharma.com

Replays
Domestic:	855-859-2056
International:	404-537-3406
Passcode:	43962198

About Alcobra Ltd.

Alcobra Ltd. is an emerging biopharmaceutical company primarily focused on the development and commercialization of a proprietary drug candidate, MDX (Metadoxine Extended Release (MG01CI)), to treat cognitive dysfunctions including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome.  MDX has completed Phase II studies to treat Attention Deficit Hyperactivity Disorder, and is enrolling patients in a Phase III study for this indication in adults. The company was founded in 2008 and is headquartered in Tel Aviv, Israel. For more information please visit the Company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements — This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements that imply that Alcobra is expecting to receive multiple data readouts, timing of receipt of such data readouts. .. In addition, historic results of scientific research do not guarantee that the conclusions of future research would not suggest different conclusions or that historic results referred to in this press release would be interpreted differently in light of additional research. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Alcobra Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission ("SEC") and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

# # #

Alcobra Pharma Ltd Consolidated

Statement of Operation

(In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2014	2013
	(unaudited)	(unaudited)

Research and development	$5,522	$75
Pre commercialization expenses	524	-
General and administrative	1,789	239
Total operating expenses	7,835	314

Financial expenses (Income), net	(78)	63

Net comprehensive loss	7,757	377
Income tax	9	-
Net loss attributable to holders of Ordinary shares	$7,766	$377
Net basic and diluted gain (loss) per share	$(0.57)	$(0.05)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	13,636,709	7,794,256

Alcobra Pharma Ltd Consolidated.

Statement of Operation

Balance Sheet Data

(In thousands)

	March 31,	December 31,
	2014	2013
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$10,392	$22,095
Short-term deposits	34,033	28,008
Receivables and prepaid expenses	991	115
Total current assets	45,416	50,218

Long-term assets:
Other long-term assets	94	57
Property and equipment, net	93	49
Total long-term assets	187	106

Total assets	$45,603	$50,324

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables	$1,409	$47
Other accounts payable	1,937	1,589
Total current liabilities	3,346	1,636

Shareholders’ equity:
Share capital	39	39
Additional paid-in capital	68,718	67,383
Accumulated deficit	(26,500)	(18,734)

Total shareholders’ equity	42,257	48,688

Total liabilities and shareholders’ equity	$45,603	$50,324

Alcobra Pharma Ltd Consolidated.

Cash Flow Data

(In thousands)

	Three Months Ended
	March 31,
	2014	2013
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(7,766)	$(377)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	6	1
Gain from sale of property, plant and equipment	-	1
Increase in receivables and prepaid expenses	(876)	(45)
Decrease (increase) in other long-term assets	(37)	2
Increase (decrease) in trade payables	1,362	(2)
Increase in other accounts payable	348	173
Interest on convertible notes	-	61
Stock base compensation	1,335	5
Net cash used in operating activities	(5,628)	(181)

Cash flow from investing activities:

Purchase of property and equipment	(50)	-
Proceeds from short-term bank deposit	(6,025)	-
Net cash (used in) provided by investing activities	(6,075)	-

Cash flow from financing activities:

Proceeds from issuance of convertible notes	-	115
Net cash provided by financing activities	-	115

Decrease in cash and cash equivalents	(11,703)	(66)

Cash and cash equivalents at the beginning of the period	22,095	97

Cash and cash equivalents at the end of the period	$10,392	$31